June 26, 2006





VIA FEDEX
Howard Efron
Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Mail Stop 4561
                        Encompass Holdings, Inc. fka, Nova Communications Ltd. Form 10-KSB for year ended December 31, 2004
                        Forms 10-QSB for the quarter ended March 31, 2005
                        File No. 333-82608


Dear Mr. Efron

     On behalf of the referenced registrant, we are responding to your comment letter of June 13, 2006. The registrant responds to your comments in the order in which they appeared in your letter. Enclosed with this letter Form 10-KSB for the year ended June 30, 2005, as amended;

     Amendment No. 1 for Form 10-KSB for the fiscal year ended December 31, 2004
     ---------------------------------------------------------------------------

     Report of Independent Registered Public Accounting Firm
     -------------------------------------------------------

     1. The registrant's independent auditors have provided the registrant with the signed audit opinion for each of the audit report involved. Such amended signed audit reports in compliance with Rule 302 of Regulation S-T has been filed on EDGAR. We confirm that future filings will address this signature requirement under Rule 302.

Howard Efron
June 26, 2006
Page 2



     Business and Summary of Significant Accounting Policies.
     --------------------------------------------------------

     Derivative Instruments
     ----------------------

     2. On page F-12 of the June 30, 2006 amended 10-KSB, the registrant has included a disclosure of the method and assumptions used to estimate the fair value of the derivative liabilities.

     Notes Payable Subject to Conversion into an Indeterminable Number of Shares
     ---------------------------------------------------------------------------
of Common Stock.
----------------

     3. The registrant has noted this comment and agrees to provide in future filings separate disclosure of each convertible debt transaction and to provide disclosure of debt repayment and debt conversion into equity.

     4. On page F-11 of the June 30, 2005 amended 10-KSB, the registrant has included a disclosure its accounting policies related to accreting the discount on the convertible notes payable as call for by this comment.

     The registrant acknowledges that:

     o the registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

     o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

     o the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Howard Efron
June 26, 2006
Page 3

     We trust the registrant has been fully response to your comments. Should you have any further questions or comments, please advise.


                                           Very truly yours,

                                           /s/ ROBERT C. LASKOWSKI

                                           Robert C. Laskowski

/rcl
enclosures